EXHIBIT 21

NAME	JURISDICTION OF INCORPORATION

S Holdings, Inc.	Delaware
Primrose Holdings, Inc.	Delaware
Primrose School Franchising Company	Georgia
PS-Bentwater, Inc.	Georgia
WC Holdings, Inc.	Delaware
CompManagement, Inc.	Ohio
CompManagement Disability Services Company	Virginia
CompManagement Health Systems, Inc.	Ohio
CompManagement of Virginia, Inc.	Virginia
CompManagement Integrated Disability Services Inc.	Ohio
CMI Management Company	Ohio
CMI Barron Risk Management Services, Inc.	Texas
Octagon Risk Services, Inc.	Minnesota
Integrated Claims Strategies, Inc.	Florida
KRAMMCO, Inc.	Ohio
Managed Care Holdings Corporation	Delaware
Caronia Corporation	Delaware